06017701

SurfControl®

September 25, 2006

U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
United States of America

Re: **SurfControl plc**
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934
SEC File No. 082-34985

SUPPL

Ladies and Gentlemen:

On behalf of SurfControl plc and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed herewith for filing please find the following regulatory announcements and press releases:

- REG-SurfControl PLC Holding(s) in Company, dated September 11, 2006
- REG-SurfControl PLC Final Results – Part 1, dated September 12, 2006
- REG-SurfControl PLC Final Results – Part 2, dated September 12, 2006
- REG-SurfControl PLC Final Results – Part 3, dated September 12, 2006
- REG-SurfControl PLC Director/PDMR Shareholding, dated September 14, 2006
- REG-SurfControl PLC Director/PDMR Shareholding, dated September 15, 2006
- REG-SurfControl PLC Director/PDMR Shareholding, dated September 19, 2006
- REG-SurfControl PLC Director/PDMR Shareholding, dated September 21, 2006

Feel free to call me with any questions at (831) 440-2625.

Kindly acknowledge receipt of this letter and filing by stamping the enclosed copy of this letter and returning it to us in the enclosed pre-paid envelope.

PROCESSED
OCT 26 2006
THOMSON
FINANCIAL

Sincerely,

Steve Jonker
Sr. Corporate Counsel
SurfControl, Inc.

dlw 10/25

Enclosures

Enterprise Threat Protection

SurfControl, Inc.,
1900 West Park Drive, Suite 180, Westborough, Massachusetts 01581, USA
Telephone: (831)-440-2500 Fax: (831)-440-4878
www.surfcontrol.com

U.S. Headquarters - SurfControl, Inc.,
5550 Scotts Valley Drive, Scotts Valley, California 95066, USA
Telephone: (831)-440-2500 Fax: (831)-440-2740
www.surfcontrol.com

Financial Announcements

REG-Surfcontrol PLC Holding(s) in Company

RNS Number:7530I
Surfcontrol PLC
11 September 2006

DISCLOSURE OF MATERIAL INTEREST IN SHARES

COMPANIES ACT 1985 SECTION 198

Disclosure by BriTel Fund Trustees Limited for Trustees of BT Pension Scheme (See Note 1)

Holdings in: SurfControl plc — Issued Capital: 31,419,000

As at 7 September 2006

Registered Holders:	Held on behalf of	Number of Shares	% of issued capital
Direct Holdings:	(See Note 2)		
BriTel Fund Nominees Ltd	Trustees of BT Pension Scheme	828,471	
	Total Direct Holdings:	828,471	2.637
Subsidiary Holdings:	(See Note 3)		
Chase Nominees Ltd	Hermes Assured Limited	247,568	
	Total Subsidiary Holdings:	247,568	0.788
Total interest		1,076,039	3.425
Stock on Loan		199,385	0.635
Previous loan amount 271,730			

Note 1: The Trustees of the BT Pension Scheme control Britel Fund Trustees Limited, which is the owner of Hermes Pensions Management Limited, Hermes Focus Asset Management Limited, Hermes Investment Management Limited, Hermes Assured Limited and Hermes SLP Limited are all subsidiaries of Hermes Pensions Management Limited.

Note 2: These shares are held on behalf of the Trustees of the BT Pension Scheme in funds managed by various investment managers on its behalf.

Note 3: These shares are held directly by Hermes Assured Limited, a subsidiary of Hermes Pensions Management Limited.

END

HOLBDGDCLGBGGLB

File No.: 82-34985

Financial Announcements

REG-Surfcontrol PLC Final Results - Part 1

RNS Number:8008I
Surfcontrol PLC
12 September 2006

SurfControl plc ("SurfControl" or "the Company")

SurfControl announces continued operational business improvement for the fourth quarter and full year results ended June 30, 2006

Scotts Valley, CA (September 12, 2006) - SurfControl plc (London: SRF.L), the world leading Internet Security company providing Enterprise Threat Protection, today reported financial results for the fourth quarter and full year 2006.

Operational Highlights

- Company exceeded FY06 guidance at all levels during its year of restructuring
- 2.5% annual billings growth and 5% in Q4
- Pro-forma operating profit for FY06 of $10.9m
- Pro-forma operating cash flow for FY06 of $22.6m
- Improved performance in many other key performance indicators
- July 06 acquisition of BlackSpider: Raising the level of protection to customers through On-demand security services

Financial Highlights (US $m)

Q4 and FY2006	3m 30/06/06	3m 30/06/05	%	12m 30/06/06	12m 30/06/05	%
Revenue	27.6	26.1	6%	101.9	97.8	4%
Gross margin %	98%	98%		98%	98%	
Restructuring and onerous lease costs	-	-		6.9	1.6	
Profit/(Loss) before tax	0.5	1.8		0.7	6.9	
Pro-forma operating profit	1.5	4.2		10.9	16.7	
Basic EPS (US cents)	1.2	4.7		2.0	19.0	
Indirect billings %	65%	67%		67%	65%	
Non-Americas revenue %	41%	40%		40%	39%	
Billings	34.5	33.0	5%	110.9	108.2	2%
Deferred revenue	93.6	84.9				
Cash and liquid investments	80.9	89.1				
Cash generated from operations	3.1	6.4		15.9	23.2	
Cash generated from operations pre-restructuring and onerous leases	4.2	6.6		22.6	23.8	

Reconciliations from the nearest IFRS measure to all pro-forma measures contained in this RNS statement are provided in the financial information following this RNS, as well as on SurfControl's web site at www.surfcontrol.com/investors/financial_information

Commenting on the results, Patricia Sueltz, CEO said, "As a result of a fierce focus on achieving operational excellence performance has improved, market reputation has been enhanced and resellers are becoming more effective. Importantly, this improvement in business has been reflected in better top line results. The major corporate goal is to deliver growth. This is measured in many ways, the most important of which is billings. Billings performance is the leading indicator of growth and the trend is positive. The goal to deliver further performance improvements remains the top priority this year and the Company is relentlessly focused on achieving this. Having now built a solid and stable platform for growth, we are pleased to see the benefits coming through and look forward to the future with confidence."

For further information:

ICIS Financial PR	+44 (0) 207 651 8688
Tom Moriarty	tom@icisnet.com
Caroline Evans-Jones	caroline@icisnet.com
SurfControl	+44 (0) 1260 296 257
Pat Sueltz, CEO	pat.sueltz@surfcontrol.com
Simon Wilson, CFO	simon.wilson@surfcontrol.com

Fourth Quarter and Full Year Financial Highlights

The results for the quarter and full year are consistent with the trading statement published by the Company on July 13, 2006 at the time of its announced acquisition of BlackSpider Technologies Ltd.

More to follow, for following part double-click [nRN1L8008I]

Financial Announcements

REG-Surfcontrol PLC Final Results - Part 2

RNS Number:8008I
Surfcontrol PLC
Part 2 : For preceding part double-click [nRNSL8008I]

Billings in the quarter grew 5% to $34.5m (Q4 FY05: $33.0m) and 2.5% to $110.9m for the twelve months to June 30, 2006 (FY05: $108.2m). The Americas grew billings 6% in the quarter (Q4 FY05: -4%) and 4% overall in the twelve months to June 30, 2006 (FY05: -10%). 902 new customers were won in the quarter (Q4 05: 1,112) and renewal rates remained in the target range of 70-80%. The value of three year contracts as a proportion of total billings was 49% (Q4 FY05: 51%).

Revenue for the quarter increased by 6% to $27.6m (Q4 FY05: $26.1m) and 4% to $101.9m for the twelve months to June 30, 2006 (FY05: $97.8m). Licence revenue was 14% of total revenue in the quarter (Q4 FY05: 20%). The lower proportion of licence revenue compared to last year reflects the impact of a greater emphasis on subscription pricing initiated at the start of FY 06. It also reflects a fourth quarter increase in sales of product suites or bundles, to 28% of billings (Q4 FY05: 22%) as well as sales into the customer base to 28% of billings (Q4 FY05: 23%). Both these factors produce less immediately recognised licence revenue and more subscription revenue, which is deferred over the life of the customer contract. Deferred revenue increased 10% to $93.6m (Q4 FY05: $84.9m) of which 68% will be recognized in the next 12 months. Americas' revenue for the quarter was 59% of the total (Q4 FY05: 60%).

Pro-forma operating profit for the quarter was $1.5m (Q4 FY05: $4.2m) and $10.9m for the twelve months to June 30, 2006 (FY05: $16.7m). The lower levels of pro-forma profit reflect an element of accelerated costs following slower spending in the first half of the year when management was focused upon restructuring the business, as well as the revenue shifts noted above. Restructuring costs were negligible in the fourth quarter and $6.9m in the twelve months to June 30, 2006. FTE headcount at the end of the fourth quarter was 517 as at June 30, 2006 (Q3 FY06: 510).

Restructuring costs together with, among other things, share based payment costs, amortisation of intangible assets, and depreciation are required under IFRS to be included in the principal operating cost categories of selling and distribution, research and development and general and administrative. The nature and scale of each of these costs is separately disclosed at the end of the financial information contained in this RNS. After charging these costs, the profit before tax for the quarter was $0.5m (Q4 FY05: $1.8m) and $0.8m for the twelve months to June 30, 2006 (FY05: profit of $6.9m). The effective tax rate for FY06 is 25%, and basic earnings per share for the quarter was 1.2 cents (Q4 FY05: 4.7 cents) and 2.0 cents for the twelve months to June 30, 2006 (FY05: 19.0 cents).

Pre-restructuring operating cash flow for the quarter was $4.2m (Q4 FY05: $6.6m) and $22.6m for the twelve months to June 30, 2006 (FY05: $23.8m). This performance was driven by improved billings growth and lower days sales outstanding, which ended the quarter at 40 days. Cash generated from operations under IFRS was also strong in the quarter at $3.1m (Q4 FY05: $6.4m) and $15.9m for the twelve months to June 30, 2006 (FY05: $23.2m). Free cash flow in the quarter was $1.7m (Q4 FY05: $7.6m) and $17.3m for the twelve months to June 30, 2006 (FY05: $21.9m). After an outflow in the quarter of $2.5m relating to the purchase of own shares, cash and liquid investments ended the quarter at $80.9m.

Following the year end on 13 July 2006, the Company acquired the share capital of BlackSpider Technologies Ltd ("BlackSpider"), an on-demand security services company based in Reading, UK. The purchase price including costs is estimated at £20.7m ($38.2m) cash, together with the assumption of BlackSpider's short-term debt valued at £1.2m ($2.2m). BlackSpider's un-audited UK GAAP management accounts show revenues for financial year ended 30 June 2006 of £4.0m ($7.1m) and a pre-tax loss of £3.3m ($5.9m). Prior year audited revenues and pre-tax loss for the financial year to 30 June 2005 were £1.8m ($3.2m) and £3.1m ($5.5m) respectively.

FY06 is the first financial year that the Company has issued IFRS financial information. An audited IFRS Transition Report giving a reconciliation of prior year comparatives from UK GAAP to IFRS for FY04 and FY05, together with an un-audited reconciliation of the four financial quarters of FY05, was published in October and is available on the Company website. A full year summary reconciliation will also be included in the Company's FY06 annual report to be published later this month.

FY 06 Corporate Highlights

The Company has been restructured to focus on operational excellence. Selected redundancies, the retention of key employees and the recruitment of talented individuals with new skills, were required to upgrade the employee skill base. Simultaneously management began globalising the various functions and regions of the business. The Company is now better positioned to deliver growth, having achieved major strategic restructuring goals.

Return to growth and restructuring

First, the Company has re-ignited FY06 billings growth. The change in billings growth from -4% in Q4 FY05 to +5% in Q4 FY06 demonstrates clear progress for the Company's shareholders.

Second, the Company has successfully completed a major operational restructuring of the business in the first half of FY06, which allowed reinvestment for growth by rebalancing and up-grading the skills of the team, reorganising globally along functional lines, and reducing office facilities in line with our operational needs. This significant change was accomplished and returned the Company to pre-tax profitability in the third quarter, just one quarter after recording the $6.9m cost of the restructuring actions.

Third, the Company has retained many of SurfControl's world class employees, and has augmented its team by bringing in top talent from across the IT Security Industry.

Sales and marketing

As part of the reorganisation of the Company, an immediate requirement was to globalise Sales and Marketing. By establishing worldwide functional leaders, the Company has improved campaign and sales effectiveness in all territories, and developed a more cohesive sales operation around the world. The sales team is now much more proficient in selling the value of SurfControl solutions.

The pricing structure has also been simplified so that customers now pay a single license fee for all SurfControl software products. Adding an extra level of threat protection, for example at the desktop against spyware and malware, is now a straightforward matter of adding the Enterprise Threat Shield (ETS) subscription to the overall subscription package. The new pricing structure has been extremely well received by customers, resellers, and the Company's own sales force. Bundled sales rates and the proportion of billings into the customer base have significantly increased as a direct result.

Enhanced relationships with resellers

SurfControl generates almost 80% of new billings through a global reseller community that has been established, expanded and refined over the years. The Company has greatly enhanced the attractiveness of SurfControl products and pricing to resellers. In addition, the Company now provides greater assistance and support to those resellers who deliver high volumes, and they have been given a greater incentive to partner with the Company. Improving and extending
relationships with resellers and partners has been a key area of success this year and remains a priority for SurfControl. Accordingly, the proportion of revenues generated by the indirect sales channel during FY06 increased to 67% (FY05: 65%).

Extended customer relationships

As the Company's partners and sales teams have become more effective SurfControl has extended and deepened its customer relationships and strengthened renewal rates. New customer sales were 19% of billings, sales into the customer base 28%, renewals 51% and other 2% (Q4 FY05: 26%, 23%, 49% and 2% respectively). The number of deals over $50,000 in the quarter increased to 79 (Q4 FY05: 71) and the average invoice value in the quarter increased to $7,500 (Q4 FY05: $7,100). Reflecting the increase in sales of multiple products, bundled sales represented 28% of billings (Q4 FY05: 22%). During the quarter the Company raised the level of protection for 902 new customers around the world (Q4 FY05: 1,112) including Banco Mercantil, County of San Joaquin Public Health, New York Power Authority, the UK Department of Employment & Learning, Dept. of Finance & Administration (Australia), US Southern Command, United Nations Mission and Perpetual Investments.

Product and services development

The major change in this area has been the simplification of the release schedule from 58 product releases last year to two major releases per year. Each release is now fully supported by a full scale marketing campaign. In addition, performance, features and quality have been dramatically enhanced on several products. The Company has also consolidated its products into an integrated suite offering the tools required by businesses to protect themselves from the broad range of internet threats.

Acquisition of BlackSpider

In July of this year, the Company acquired BlackSpider Technologies Ltd. and is moving forward with its full integration into SurfControl, completion of which is targeted for October. SurfControl is now uniquely positioned as the only provider of comprehensive threat protection that offers customers market-leading solutions across all three methods of delivery: software, appliances and on-demand services.

The acquisition of BlackSpider places SurfControl at the forefront of the evolving Security Industry market providing customers with comprehensive security at all points of vulnerability - whether on demand, at the gateway, or on the

client. SurfControl is now uniquely positioned to protect all key points of vulnerability, including zero day protection against virus outbreaks. SurfControl's On-demand security services guarantee to filter all known viruses and at least 95% of spam. Customers want increased protection, better control, the best value for their businesses and trusted partners with whom to work. As SurfControl enters FY07, it is assuming a leadership position in this evolving market.

Outlook

In FY06 the business was restructured, the decline in billings in the Americas and in the Company as a whole was arrested, and growth was resumed at single digit levels. During this same period the subscription-based business model was enhanced, deferred revenue and hence forward revenue visibility improved, and the cash flow characteristics of the business remained excellent. In FY07 the Company expects to continue its top line growth trend for its product sales as it moves towards achieving double digit billings growth. At the same time it expects to continue to deliver growth in pro-forma operating profit and cash flow from product sales.

In addition the Company expects to grow On-demand security revenues in FY07 ahead of the market growth rate, which is estimated by IDC to be a CAGR of 36% through 2009. BlackSpider's current annual run rate of losses of £3.3m will be reduced over the course of FY07 through a combination of revenue growth and the support of the Group's existing sales channel and marketing infrastructure, and rationalisation of duplicate costs following the 90 day integration period. Whilst losses will continue for the first three quarters of FY07, it is expected that these losses will have been eliminated on a run rate basis by the end of FY07. On-demand services are therefore expected to be generating a positive contribution to pro-forma profit by the end of the fourth quarter and onwards.

The goal to deliver further performance improvements remains the top priority this year, and the Company is relentlessly focused on achieving this. Having now built a solid and stable platform for growth, it is encouraging to see the benefits coming through and to view the future with confidence.

About SurfControl
SurfControl is the first company to provide comprehensive Internet protection: on-demand, at the gateway (appliance or software), and at the client. SurfControl gives customers 360degrees Internet protection and covers all points of Internet vulnerability -- including inbound and outbound communication and employees on or off the network. All products in SurfControl's Enterprise Protection Suite are backed by industry-leading threat detection, delivered by SurfControl's Global Threat Experts working 24/7 to provide customers with dynamic protection against emerging threats. The company has more than 24,000 customers worldwide, and employs more than 600 people in offices across the United States, Europe and Asia/Pacific. For further information and news on SurfControl, please visit http://www.surfcontrol.com.

Caution concerning forward-looking statements
Any statements contained in this announcement that are not historical facts are forward-looking statements. Although the Company believes that its plans, intentions and expectations reflected in such forward-looking statements are reasonable, a number of important factors could cause SurfControl's actual future results to differ materially from those expressed in any such forward-looking statements. The forward-looking statements herein speak only as of today. SurfControl expressly disclaims any obligation or undertaking to update or revise such information.

SurfControl plc

Group income statement
for the years ended 30 June

	Notes	2006 $'000	2005 $'000	2004 $'000
Revenue	1	101,886	97,838	87,335
Cost of sales		(2,409)	(1,746)	(1,393)
Gross profit		99,477	96,092	85,942
Other selling and distribution		(54,367)	(48,797)	(45,506)
Restructuring	2	(2,336)	-	-
Selling and distribution expenses		(56,703)	(48,797)	(45,506)
Other research and development		(18,180)	(21,025)	(11,296)
Restructuring	2	(1,366)	-	-
Research and development expenses		(19,546)	(21,025)	(11,296)
Other general and administrative		(22,167)	(19,741)	(17,350)
Onerous leases	2	(1,254)	(1,648)	-

Restructuring	2	(1,945)	-	-
Administrative expenses		(25,366)	(21,389)	(17,350)
Other operating income		-	97	102
Other operating expenses		(212)	(544)	-
Operating (loss)/profit	1	(2,350)	4,434	11,892
Gain from disposal of business		-	-	311
Financing income	3	3,213	2,510	1,879
Financing expense	3	(114)	(29)	(20)
Profit before tax		749	6,915	14,062
Income tax expense	4	(185)	(1,169)	(2,927)
Retained profit for the year wholly attributable to equity holders of the Parent Company	1,9	564	5,746	11,135
Basic earnings per ordinary share (cents)	5	2.0	19.0	36.0
Diluted earnings per share (cents)	5	2.0	18.6	34.8

Group statement of recognised income and expense for the years ended 30 June

	Notes	2006 $'000	2005 $'000	2004 $'000
Profit for the year	9	564	5,746	11,135
Foreign exchange translation differences	9	(206)	(118)	3,355
Total recognised income and expense for the year wholly attributable to equity holders of the Parent Company		358	5,628	14,490

Group balance sheet
as at 30 June 2006

	Notes	2006 $'000	2005 $'000	2004 $'000
Assets				
Plant and equipment		5,476	3,863	4,065
Intangible assets	6	7,700	10,050	12,925
Liquid investments		4,657	6,124	11,420
Deferred tax assets	7	6,335	4,528	6,680
Total non-current assets		24,168	24,565	35,090
Inventories		-	-	69
Current tax receivable		1,100	2,223	1,475
Trade and other receivables	8	24,765	25,819	23,526
Cash and cash equivalents		76,278	82,951	76,088
Total current assets		102,143	110,993	101,158
Total assets		126,311	135,558	136,248
Equity				
Issued share capital	9	5,087	5,032	5,027
Share premium	9	5,896	3,987	3,803
Other reserves	9	3,913	4,119	4,237
Retained earnings	9	(5,445)	19,356	24,416
Total equity wholly attributable to equity holders of the Parent Company		9,451	32,494	37,483
Liabilities				
Interest-bearing loans and borrowings		-	3	22
Deferred tax liabilities	7	61	85	92
Provisions	12	666	360	446

Total non-current liabilities		727	448	560
Interest-bearing loans and borrowings		3	19	19
Deferred revenue	10	93,626	84,872	75,015
Deferred consideration on acquisition of business undertakings		-	659	4,123
Trade and other payables	11	14,210	12,098	12,852
Current tax payable		5,739	3,992	5,971
Provisions	12	2,555	976	225
Total current liabilities		116,133	102,616	98,205
Total liabilities		116,860	103,064	98,765
Total equity and liabilities		126,311	135,558	136,248

Group statement of cash flows for the years ended 30 June	Notes	2006 $'000	2005 $'000	2004 $'000
Cash flows from operating activities				
Retained profit for the year		564	5,746	11,135
Depreciation		2,108	2,308	1,797
Amortisation	6	2,350	7,405	1,308
Proceeds from sale of business		-	-	(311)
Impairment	6	-	544	-
Financing income	3	(3,213)	(2,510)	(1,879)
Financing expense	3	114	29	20
Share based charges		1,780	719	621
Income tax expense	4	185	1,169	2,927
Loss on sale of plant and equipment		105	23	31
Operating cash flow before changes in working capital and provisions		3,993	15,433	15,649
Decrease in inventories		-	69	31
Decrease/(increase) in operating receivables		1,142	(2,552)	(2,973)
Increase in operating payables		10,786	10,508	20,302
Increase/(decrease) in provisions		19	(289)	(131)
Cash generated from operations		15,940	23,169	32,878
Income taxes recovered/(paid)		969	(1,679)	(5,536)
Net cash from operating activities		16,909	21,490	27,342
Cash flows from investing activities				
Acquisition of plant and equipment		(2,864)	(2,194)	(2,267)
Proceeds from sale of plant and equipment		6	-	17
Acquisition of business undertaking		(659)	(8,725)	(8,910)
Cash acquired with business undertaking		-	-	120
Gain from disposal of business		-	-	311
Disposal/(acquisition) of liquid investments		1,599	5,231	(97)
Bank and other interest received		3,269	2,654	1,812
Bank and other interest paid		(14)	(27)	(20)
Development expenditure	6	-	(49)	(241)
Net cash from investing activities		1,337	(3,110)	(9,275)
Cash flows from financing activities				
Proceeds from the issue of share capital		1,964	245	3,750
Purchase of own shares for treasury		(27,145)	(11,798)	(839)
Payment of finance lease liabilities		(19)	(19)	(38)
Net cash from financing activities		(25,200)	(11,572)	2,873
Net (decrease)/increase in cash and cash equivalents		(6,954)	6,808	20,940
Cash and cash equivalents at 1 July		82,951	76,088	51,435
Effect of exchange rate fluctuations on cash held		281	55	3,713
Cash and cash equivalents at 30 June		76,278	82,951	76,088

1. Segment reporting

Segment reporting is presented in respect of the Group's geographical and business segments. The primary format, geographical segments, is based on the Group's management and internal reporting structure. Inter-segment pricing is determined on an arm's length basis. Segment results, assets and liabilities reflect the Group's transfer pricing and intellectual property ownership arrangements. Segment results, and assets and liabilities, include items directly attributable to a segment. Segment capital expenditure is the total cost incurred during the period to acquire segment plant and equipment and intangible assets that are expected to be used for more than one year.

Geographical segments

The Group's principal operational locations during the current and preceding years were in the United States, United Kingdom, Australia. Segment revenue, assets and liabilities is based on the geographical location of assets. Geographical segments are defined in accordance with the recognition criteria set out in accordance with IAS 14 "Segment Reporting". In addition, segment revenue by customer location is given under other information in the tables below.

	United Kingdom $'000	Americas $'000	Mainland Europe $'000	Australia & New Zealand $'000	Rest of the World $'000	Eliminations $'000	Group $'000
2006							
Revenue from external customers	22,662	61,414	8,186	6,671	2,953	-	101,886
Inter-segment revenue	26,112	-	-	10,612	-	(36,724)	-
Total revenue	48,774	61,414	8,186	17,283	2,953	(36,724)	101,886
Segment result and operating loss	(5,530)	137	751	2,200	92	-	(2,350)
Financing income							3,213
Financing expense							(114)
Income tax expense							(185)
Profit for the year							564
Segment assets	18,629	14,959	2,939	7,199	1,683	-	45,409
Unallocated assets							80,902
Group assets							126,311
Segment liabilities	(47,798)	(43,599)	(10,234)	(12,687)	(2,539)	-	(116,857)
Unallocated liabilities							(3)
Group liabilities							(116,860)
Other information:							
Revenue from external customers by location	18,984	61,606	9,610	6,671	5,015		101,886
Capital additions	1,099	2,239	15	313	129	-	3,795
Depreciation	812	844	98	128	226	-	2,108
Amortisation	2,350	-	-	-	-	-	2,350

	United Kingdom $'000	Americas $'000	Mainland Europe $'000	Australia & New Zealand $'000	Rest of the World $'000	Eliminations $'000	Group $'000
2005							
Revenue from external customers	22,895	59,777	7,229	5,708	2,229	-	97,838
Inter-segment revenue	25,055	-	-	10,857	-	(35,912)	-
Total revenue	47,950	59,777	7,229	16,565	2,229	(35,912)	97,838
Segment result and operating profit	(1,667)	5,573	814	205	(491)	-	4,434
Financing income							2,510
Financing expense							(29)

Income tax expense							(1,169)
Profit for the year							5,746
Segment assets	16,678	18,181	3,261	4,269	4,125	-	46,514
Unallocated assets							89,044
Group assets							135,558
Segment liabilities	(29,433)	(52,195)	(7,484)	(10,957)	(2,973)	-	(103,042)
Unallocated liabilities							(22)
Group liabilities							(103,064)
Other information:							
Revenue from external customers by location	19,305	59,845	8,920	5,708	4,060	-	97,838
Capital additions	8,006	627	102	58	388	-	9,181
Depreciation	965	895	148	129	171	-	2,308
Amortisation	7,405	-	-	-	-	-	7,405
Impairment	-	-	-	-	544	-	544

	United Kingdom $'000	Americas $'000	Mainland Europe $'000	Australia & New Zealand $'000	Rest of the World $'000	Eliminations $'000	Group $'000
2004							
Revenue from external customers	19,108	57,216	5,553	4,305	1,153	-	87,335
Inter-segment revenue	23,202	-	-	9,491	-	(32,693)	-
Total revenue	42,310	57,216	5,553	13,796	1,153	(32,693)	87,335
Segment result and operating profit	(5,031)	9,332	(87)	(1,843)	(541)	-	11,892
Proceeds from disposal of business							311
Financing income							1,879
Financing expense							(20)
Income tax expense							(2,927)
Profit for the year							11,135
Segment assets	19,294	22,769	2,227	2,687	1,794	-	48,771
Unallocated assets							87,477
Group assets							136,248
Segment liabilities	(47,211)	(37,536)	(6,734)	(5,021)	(2,222)	-	(98,724)
Unallocated liabilities							(41)
Group liabilities							(98,765)
Other information:							
Revenue from external customers by location	15,778	57,395	7,357	4,305	2,500	-	87,335
Capital additions	14,233	1,207	115	228	844	-	16,627
Depreciation	794	717	148	123	15	-	1,797
Amortisation	1,308	-	-	-	-	-	1,308

Revenue by type

An analysis of Group revenue by type is set out below:

	2006 $'000	2005 $'000	2004 $'000
Licence	13,810	18,821	19,960
Subscription services	88,076	79,017	67,365
	101,886	97,838	87,325

2. Re-structuring/onerous lease charges

Restructuring and onerous lease charges are as follows:	2006 $'000	2005 $'000	2004 $'000
Rent on vacant offices	1,254	1,648	-
Restructuring costs allocated to:			
Selling and distribution expenses	2,336	-	-
Research and development expenses	1,366	-	-
Administrative expenses	1,945	-	-
Restructuring	5,647	-	-
Total restructuring and onerous lease charge	6,901	1,648	-

During the first half of financial year 2006 a restructuring programme was undertaken, which involved the closure of certain sales offices, changes in management structure, and re-organisation of departmental functions. Vacant possession of relevant office leases has been retained until such time as they time expire or are assigned. Amounts equivalent to the rent arising from the unexpired portion of these leases have been charged to the income statement in the year, net of amounts receivable under sub-lease arrangements. Other restructuring charges relate to employee severance, recruitment of personnel, and terminated third party vendor service contracts. During financial year 2005 SurfControl, Inc (the Company's principal subsidiary) vacated its offices for alternative accommodation and an onerous lease charge of $1,648,000 was recognised in that year.

3. Financing income and financing expense

	2006 $'000	2005 $'000	2004 $'000
Financing income:			
Bank interest income	3,213	2,510	1,879
Financing expense:			
Bank and bank loan interest expense	(10)	(2)	(3)
Finance lease interest expense	(4)	(4)	(8)
Other interest expense	(100)	(23)	(9)
	(114)	(29)	(20)

4. Income tax expense

	2006 $'000	2005 $'000	2004 $'000
Current tax			
US Federal and state tax	(192)	(509)	(669)
Non US Corporation tax	(1,980)	1,047	(4,847)
Over provision in respect of previous years	166	432	222
Current tax (expense)/credit	(2,006)	970	(5,294)
Deferred tax			
Tax losses Recognition/(de-recognition)	15	(3,080)	3,008
Origination and reversal of temporary differences	1,806	941	(641)
Total deferred tax	1,821	(2,139)	2,367
Total income tax expense	(185)	(1,169)	(2,927)

5. Earnings per share

Basic and diluted earnings per ordinary share are calculated as follows:

	2006 $'000	2005 $'000	2004 $'000
Profit for the period and attributable to ordinary shareholders (for basic and diluted earnings per share)	564	5,746	11,135
Basic weighted average ordinary shares in issue	28,145,589	30,326,066	30,974,588
Dilutive effect of share based instruments	696,163	448,147	1,036,691
Diluted weighted average ordinary shares in issue	28,841,752	30,774,213	32,011,279

Basic earnings per ordinary share

(cents)	2.0	19.0	36.0
Diluted earnings per ordinary share (cents)	2.0	18.6	34.8

Own shares held by the Company and its Employee Benefit Trust of 4,256,098 (2005: 1,195,000) (2004:106,000) have been treated as cancelled for the purpose of the earnings per share calculation.

6. Intangible assets

	Goodwill $'000	Intellectual Property $'000	Development costs $'000	Total $'000
Cost:				
Balance at 1 July 2003	-	-	101	101
Additions	-	-	241	241
Acquisition through business combination	711	13,194	-	13,905
Balance at 30 June 2004	711	13,194	342	14,247
Additions	-	-	49	49
Acquisition through business combination	7	7,000	-	7,007
Adjustment to provisional fair value of acquisition in preceding year	(174)	(1,808)	-	(1,982)
Balance at 30 June 2005	544	18,386	391	19,321
Additions	-	-	-	-
Acquisition through business combination	-	-	-	-
Balance at 30 June 2006	544	18,386	391	19,321
Amortisation and impairment losses:				
Balance at 1 July 2003	-	-	14	14
Amortisation for the year	-	1,283	25	1,308
Balance at 30 June 2004	0	1,283	39	1,322
Amortisation for the year	-	7,335	70	7,405
Impairment charge	544	-	-	544
Balance at 30 June 2005	544	8,618	109	9,271
Amortisation for the year	-	2,270	80	2,350
Impairment charge	-	-	-	-
Balance at 30 June 2006	544	10,888	189	11,621
Carrying amounts:				
At 1 July 2003	-	-	87	87
At 30 June 2004	711	11,911	303	12,925
At 30 June 2005	-	9,768	282	10,050
At 30 June 2006	-	7,498	202	7,700

No foreign exchange difference arose on the translation of goodwill in respect to the sales distributor operation in China as throughout financial years 2004 and 2005 the Chinese Yuan (CHY) was pegged to the US dollar at 8.28 CHY to the dollar.

The carrying value of the acquired technologies were as follows:

	2006 $'000	2005 $'000	2004 $'000
Linux based appliance technology	2,913	3,935	11,911
Enterprise spyware technology	4,585	5,833	-
	7,498	9,768	11,911

7. Deferred tax assets and liabilities

Recognised deferred tax assets and liabilities Deferred tax assets and (liabilities) are attributable to the following:	2006 $'000	2005 $'000	2004 $'000
Plant and equipment	364	353	318
Tax value of carry forward losses	3,152	3,132	6,212
Deferred revenue	2,382	674	-
Equity compensation	401	333	-
Short term timing differences	36	36	150
Deferred tax assets	6,335	4,528	6,680
Intangible assets (development costs)	(61)	(85)	(92)
Net deferred tax assets/(liabilities)	6,274	4,443	6,588

8. Trade and other receivables

	2006 $'000	2005 $'000	2004 $'000
Trade receivables	21,262	22,299	20,524
Other receivables and prepayments	3,503	3,520	3,002
	24,765	25,819	23,526

9.Capital and reserves

Group reconciliation of changes in equity	Issued share capital $'000	Capital redemption reserves $'000	Share premium account $'000	Translation reserve $'000	Retained earnings $'000	Total equity $'000
As at 1 July 2003	4,946	882	79	-	13,772	19,679
Total recognised income and expense	-	-	-	3,355	11,135	14,490
Purchase of own shares	-	-	-	-	(1,112)	(1,112)
Exercise of options	81	-	3,724	-	-	3,805
Equity settled transactions	-	-	-	-	621	621
As at 30 June 2004	5,027	882	3,803	3,355	24,416	37,483
Total recognised income and expense	-	-	-	(118)	5,746	5,628
Purchase of own shares	-	-	-	-	(11,525)	(11,525)
Exercise of options	5	-	184	-	-	189
Equity settled transactions	-	-	-	-	719	719
As at 30 June 2005	5,032	882	3,987	3,237	19,356	32,494
Total recognised income and expense	-	-	-	(206)	564	358
Purchase of own shares	-	-	-	-	(27,145)	(27,145)
Exercise of options	55	-	1,909	-	-	1,964
Equity settled transactions	-	-	-	-	1,780	1,780
As at 30 June 2006	5,087	882	5,896	3,031	(5,445)	9,451

More to follow, for following part double-click [nRN2L8008I]

Financial Announcements

REG-Surfcontrol PLC Final Results - Part 3

RNS Number:8008I
Surfcontrol PLC
Part 3 : For preceding part double-click [nRN1L8008I]

At 30 June 2006 the Company held 2,750,586 shares in treasury (2005:1,195,500) (2004:106,000). During the year the Company purchased 1,555,086 shares for treasury at an average price of £4.62 ($8.29) (2005: Average price-£5.71 ($10.58)) (2004: Average price-£5.83 ($10.41)). The total cost of own shares for treasury was $12,893,000 (2005: $11,525,000) 2004:$1,112,000). Transaction costs were $96,000 (2005: $99,000) (2004:$8,000).

The Group's employee benefit trust ("EBT"), SurfControl plc General Employee Benefit Trust also acquired 1,505,512 shares in the year (2005: nil) (2004: nil) at an average price of £5.32 ($9.47), and at a total cost of $14,252,000. Transaction costs associated with these purchases was $110,000. The shares held by the EBT are listed on a recognised stock exchange, and their open market value at 30 June 2006 was $15,504,0000. The nominal value held was $278,000. The EBT is a discretionary trust for the benefit of employees, and the shares held are used to satisfy certain Group's liabilities in respect to share based emoluments that have been provided to them.

The aggregate nominal value of shares allotted in the year was $55,000 (2005: $5,000) (2004:$81,000).

10. Deferred revenue

Deferred revenue is due as follows:	2006 $'000	2005 $'000	2004 $'000
Current:			
Less than one year	63,890	57,040	49,036
Between one and five years	29,714	27,832	25,979
Greater than 5 years	22	-	-
	93,626	84,872	75,015

11. Trade and other payables

Non current:
There were no non current trade and other payables in Group.

Current:	2006 $'000	2005 $'000	2004 $'000
Trade payables	1,422	2,284	2,770
Sales taxes & social security costs	2,091	2,268	2,004
Non trade payables and accrued expenses	10,697	7,546	8,078
	14,210	12,098	12,852

12. Provisions

	2006 $'000	2005 $'000	2004 $'000
Current			
Revenue	900	200	225
Legal	917	-	-
Restructuring	122	-	-
Onerous leases	616	776	-
	2,555	976	225
Non Current			
Onerous leases	481	199	-
Share based employment taxes	185	161	446
	666	360	446
Total provisions	3,221	1,336	671

The movement in provisions for the year was as follows:

	Revenue (1)	Legal (2)	Restructuring (3)	Onerous leases (3)	Share based employment tax (4)	Total
	$'000	$'000	$'000	$'000	$'000	$'000
Non current- Share based employment tax provision						
Balance at 1 July	200	-	-	975	161	1,336
Provision made in year	700	912	5,647	1,254	132	8,645
Cash paid in year	-	-	(5,467)	(1,156)	(113)	(6,736)
Other- non cash utilisation	-	-	(63)	-	-	(63)
Effects of movement in foreign exchange	-	5	5	24	5	39
Balance at 30 June	900	917	122	1,097	185	3,221

(1) Management provide for a sales return and warranty provision based on an assessment of outstanding post sales support issues, and the relative success of new product, or major product upgrades, which are released close to the reporting date. Uncertainty exists over both the timing, complexity, and scale of potential sales return issues, and over technical issues arising from new or upgraded products. The provision is reviewed on a regular basis over the customer contract or product version life cycles as relevant.

(2) A provision for legal claims and costs is made where legal actions are anticipated which may result in a probable outflow of funds. The provision in the year represents the expected cost of settling disputes arising from contractual arrangements. The level of provision is an area of management judgement as the outcome and potential timing of these matters is uncertain.

(3) See note 4 for details. Leases with vacant possession run from September 2006 to April 2011. The provision is is made on an undiscounted basis.

(4) The share based employment tax provision for UK Employer's National Insurance and Non UK Employment tax relates to amounts payable on the potential profit arising from the future exercise of unapproved options and LTIP shares granted to directors and employees (for UK personnel on options granted after 6 April 1999). The provision is charged to the income statement on a straight line basis over the relevant vesting period of the outstanding options, and is based upon the Company's closing share price on techMARK as at 30 June 2006 of £4.85 (2005 £4.59) (2004:£6.10). The above charge may vary as it is dependent upon prevailing tax law, future share price movements, the number of options and LTIP shares in issue, and the frequency with which the options and LTIPs are exercised. The provision has been classified as a non current liability on the basis that the vesting life of the related share based benefits is a minimum of three years.

13. Subsequent event

Acquisition of BlackSpider Technologies Ltd ("BST")

On 13 July 2006 the Group's parent undertaking, SurfControl plc, acquired the entire share capital of BlackSpider Technologies Ltd ("BST") an "on demand" security services company. The provisional purchase price is currently estimated to be £20.0m ($36.9m) paid in cash, together with the assumption of BST's short term debt valued at £1.2m ($2.2m). The estimated costs directly attributable to the acquisition were £0.7m ($1.4m). BST's un-audited management accounts for its year ended 30 June 2006 reported subscription revenues of £4.0m ($7.1m) and a pre-tax loss of £3.3m ($5.9m). BST did not contribute to the profits or cash flow of the Group during the year. No details are given of the amounts recognised at the acquisition date with respect to BST's assets and liabilities, determined in accordance with IFRS, or of its goodwill. The directors believe disclosure of this information is not practical as the provisional fair value of BST's intangible assets were not fully assessed as at the date of these financial statements.

The financial information set out above does not constitute the company's statutory accounts for the financial years ended 30 June 2006, 2005 or 2004 but is derived from those accounts. Statutory accounts for the financial years ended 2005 and 2004 have been delivered to the Registrar of Companies, and those for financial year 2006 will be delivered following the Company's Annual General Meeting. The auditors have reported on those accounts; their reports were unqualified and did not contain statements under section 237(2) or (3) of the Companies Act 1985.

Un-audited Group statement of pro-forma profits for the quarters ended 30 June 2006	30 June 2006 $'000	31 March 2006 $'000	31 December 2005 $'000	30 September 2005 $'000	Full year 30 June 2006 $'000	Full year 30 June 2005 $'000
Revenue	27,628	25,035	25,100	24,123	101,886	97,838
Cost of sales	(651)	(507)	(736)	(515)	(2,409)	(1,746)
Gross profit	26,977	24,528	24,364	23,608	99,477	96,092
Selling and distribution expenses	(16,148)	(14,176)	(13,974)	(12,405)	(56,703)	(48,797)
Restructuring	50	-	1,371	915	2,336	-
Share based charges	150	258	156	(99)	465	117
Depreciation of plant and equipment	304	278	286	296	1,164	1,327
Pro-forma selling distribution expenses	(15,644)	(13,640)	(12,161)	(11,293)	(52,738)	(47,353)
Research and development expenses	(4,929)	(4,435)	(5,072)	(5,110)	(19,546)	(21,025)
Restructuring	-	-	637	729	1,366	-
Share based charges	26	95	111	(23)	209	77
Depreciation of plant and equipment	150	142	157	161	610	628
Amortisation of acquired intangible assets	568	567	568	567	2,270	7,335
Asset recognition and amortisation of internal development costs	20	20	20	20	80	21
Pro-forma research and development expenses	(4,165)	(3,611)	(3,579)	(3,656)	(15,011)	(12,964)
General and administrative expenses	(6,106)	(5,740)	(6,471)	(7,049)	(25,366)	(21,389)
Onerous lease charges and restructuring	-	-	1,512	1,687	3,199	1,648
Share based charges	386	363	329	160	1,238	242
Depreciation of plant and equipment	101	76	78	79	334	353
Pro-forma general and administrative expenses	(5,619)	(5,301)	(4,552)	(5,123)	(20,595)	(19,146)
Other operating income/(expenses)	(30)	(69)	9	(122)	(212)	(447)
Impairment of intangible assets	-	-	-	-	0	544
Pro-forma other operating (expenses)/income	(30)	(69)	9	(122)	(212)	97
Pro-forma profit	1,519	1,907	4,081	3,414	10,921	16,726

Management believe pro-forma profit as derived above reflects the underlying financial performance of the Group. Pro-forma profit is defined as operating profit before the following cost charges and adjustments for intangible asset recognition: *Share based compensation and related employment taxes; *Amortisation and impairment of acquired intellectual property; * Asset recognition and amortisation of internal development costs; *Depreciation of plant and equipment; *Onerous leases and other restructuring charges.

Un-audited Group statement of pro-forma cash flows for the quarters ended 30 June 2006	30 June 2006 $'000	31 March 2006 $'000	31 December 2005 $'000	30 September 2005 $'000	Full year 30 June 2006 $'000	Full year 30 June 2005 $'000
Cash generated from operations	3,123	5,082	1,738	5,997	15,940	23,169
Onerous lease charges and restructuring	1,027	2,517	2,098	981	6,623	673
Pro-forma operating cash flow	4,150	7,599	3,836	6,978	22,563	23,842
Cash generated from operations	3,123	5,082	1,738	5,997	15,940	23,169
Bank and other interest received	806	738	727	998	3,269	2,654
Bank and other interest paid	(3)	(1)	(1)	(9)	(14)	(27)
Income taxes (paid)/ recovered	(39)	(297)	502	803	969	(1,679)
Acquisition of plant and equipment	(2,212)	(242)	(250)	(160)	(2,864)	(2,194)
Sale of plant and equipment	-	6	-	-	6	-
Development expenditure	-	-	-	-	-	(49)
Free cash flow	1,675	5,286	2,716	7,629	17,306	21,874

Management believe pro-forma operating cash as derived above, reflects the underlying operating cash flow position for the Group. Management also use a measure of free cash flow as derived above, to take account of other non operational cash flows that are nonetheless integral to the overall performance of the Group. Free cash flow excludes the effects of financing (principally share buy-backs) liquid investment activities, and cash flows arising from acquisitions.

END
FR GUUMUBUPQGBG

Financial Announcements

REG-Surfcontrol PLC Director/PDMR Shareholding

RNS Number:9845I
Surfcontrol PLC
14 September 2006

14 September 2006

SURFCONTROL PLC
("SurfControl" or "the Company")

Grant of Long-term incentive shares ("LTIP's") to Directors, and Share options and LTIP's to a Person Discharging Managerial Responsibility ("PDMR")

On 13 September 2006, LTIP's were awarded to the Executive Directors of the Company as set out in the table below:

Name	Position	Nil-cost LTIP's (number)
Pat Sueltz	Chief Executive Officer	82,350
Simon Wilson	Chief Financial Officer	63,062

In addition, on 13 September 2006, LTIP's and options over 10p ordinary shares of the Company were awarded to the following PDMR, who is not a Director of the Company. The awards are set out below:

Name	Position	Options (number)	Nil-cost LTIP's (number)
John Cheney	Executive Vice President, Marketing and Product Management	150,000	27,444

The share option award was granted at a price of 437.25p, being the closing middle market price on 13 September, and issued pursuant to the rules of the SurfControl 1998 Executive Share Option Scheme (the unapproved schedule).

The LTIP awards to the Directors, and the LTIP award to John Cheney, were granted for nil cost and calculated at the same closing middle market price. The LTIP's are issued pursuant to the rules and performance conditions of the SurfControl 2004 Long Term Incentive Share Scheme.

For further information,

ICIS
Caroline Evans-Jones, Tel: 020 7651 8688

END
RDSUSRNRNARKAAR

File No.: 82-34985

Financial Announcements

REG-Surfcontrol PLC Director/PDMR Shareholding

RNS Number:0201J
Surfcontrol PLC
15 September 2006

SURFCONTROL PLC ("SurfControl" or "the Company")
Director's Interest in Shares of the Company

The Company has been advised on 14 September 2006 that Simon Wilson, an Executive Director, bought 487 ordinary shares in the Company at a price of 449p on the same day. Following this purchase, Simon has a share interest of 5,350 (including a non-beneficial interest of 2,078 shares) representing 0.0170% of the Company's issued share capital.

For further information,

ICIS
Caroline Evans-Jones, Tel: 020 7651 8688

END
RDSUVOARNURKAAR

Financial Announcements

REG-Surfcontrol PLC Director/PDMR Shareholding

RNS Number:1545J
Surfcontrol PLC
19 September 2006

SURFCONTROL PLC ("SurfControl" or "the Company")
Director's Interest in Shares of the Company

The Company has been advised on 18 September 2006 that Simon Wilson, an Executive Director, bought 3,900 ordinary shares in the Company at a price of 469p on the same day. Following this purchase, Simon has a share interest of 9,250 (including a non-beneficial interest of 2,078 shares) representing 0.0294% of the Company's issued share capital.

For further information,

ICIS
Caroline Evans-Jones, Tel: 020 7651 8688

END
RDSUKUARNKRKAAR

File No.: 82-34985

Financial Announcements

REG-Surfcontrol PLC Director/PDMR Shareholding

RNS Number:2852J
Surfcontrol PLC
21 September 2006

SURFCONTROL PLC ("SurfControl" or "the Company")
Director's Interest in Shares of the Company

The Company has been advised on 20 September 2006 that Patricia C. Sueltz, the Chief Executive Officer of SurfControl, bought 11,700 ordinary shares in the Company at an average price of 454.1p on the same day. The lowest price paid 453.3p the highest price paid was 456.0p. Following this purchase, Ms. Sueltz has a share interest of 37,150 representing 0.1182% of the Company's issued share capital.

For further information,
ICIS
Caroline Evans-Jones, Tel: 020 7651 8688

END
RDSUAUARNRRKUAR